UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

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INVESTOR RELATIONS RELEASE

Kabel Deutschland reports highest RGU growth from premium services since commercial launch in 2006

Highlights for Kabel Deutschland’s consolidated third quarter ended December 31, 2007 under IFRS:

•                  Total Revenue Generating Units (‘RGU’)(1) increase to 10,532.3 thousand. Internet and Phone RGUs increase by 145.1 thousand units in the quarter reaching 604.7 thousand, a 126.4% increase over prior year. Digital Pay TV RGUs increase by 32.0 thousand units in the reported quarter reaching 763.4 thousand on December 31, 2007, a 15.6% increase over last year. Premium services RGUs (digital access, pay TV, PVRs, Internet and Phone) now comprise 20.6% of total RGUs compared to 11.4% in the previous year. The shift towards premium services contribute to an increase in total blended ARPU per RGU(2) by almost 8% to €8.32 from €7.71.

•                  Total revenues grow by 10.2% to €301.3 million compared to €273.3 million on a same store basis.

•                  Subscription based revenues grow by 10.2% and reach €263.4 million (€239.0 million). They now account for 87.4% of total revenues.

•                  Subscription based revenues from the Company’s premium services amount to €49.5 million and represent 18.8% of the Company’s overall subscription based revenues (€30.0 million representing 12.5% of the overall subscription based revenues in the quarter ended December 31, 2006).

•                  RGU growth and a shift in product mix to premium services fuel EBITDA growth on a same store basis. EBITDA as adjusted(3) increases by 10.6% and amounts to €115.4 million compared to €104.3 million on a same store basis. EBITDA margin(4) remains stable at 38.3% (38.2%).

Highlights for Kabel Deutschland’s consolidated nine months ended December 31, 2007 under IFRS:

•                  Total revenues grow by 8.8% to €885.1 million on a same store basis compared to €813.2 million.

•                  Subscription based revenues grow by 9.7% to €775.2 million (€706.4 million). They now account for 87.6% of total revenues.

•                  Subscription based revenues from the Company’s premium services amount to €130.8 million and represent 16.9% of the overall subscription based

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

revenues (€75.3 million representing 10.7% in the nine months ended December 31, 2006).

•                  EBITDA as adjusted grows by 15.1% and amounts to €333.7 million compared to €290.0 million on a same store basis for the first nine months ended December 31, 2006. EBITDA margin increases to 37.7% (35.7%).

Unterfoehring, February 27, 2008 — Kabel Deutschland (KDG), Germany’s largest cable based TV, Internet and Phone services provider, announced today its financial results for the quarter and nine months ended December 31, 2007. These results impressively underline the successful development of the Company’s premium services strategy.

RGUs as of December 31, 2007 and ARPUs for the quarter ended December 31, 2007

KDG served 10,532.3 thousand total RGUs on December 31, 2007. The average services taken by a customer increased to 1.17 compared to 1.10 in the previous year. During the reported quarter total blended ARPU per RGU for all KDG products increased by 7.9% to €8.32 from €7.71 in the same quarter last year. Total blended ARPU per subscriber(5) for all KDG products amounted to €9.62 and grew by 14.7% from €8.39.

Kabel Anschluss RGUs were 9,112.4 thousand (thereof 747.3 thousand digital cable access RGUs). Monthly ARPU(6) for the Kabel Anschluss product amounted to €7.76 in the quarter ended December 31, 2007.

Kabel Digital pay TV RGUs increased by 15.6% in the past year to 763.4 thousand at December 31, 2007. ARPU remained fairly flat at €7.54. On December 31, 2007 the number of digital RGUs amounted to 1,562.5 thousand (929.0 thousand in the pervious year). With that, KDG reached a digital TV RGU penetration of 14.8%. Including the Premiere subscribers in KDG’s footprint this digital TV penetration amounted to over 20%.

Kabel Internet and Phone RGUs increased by 126.4% to 604.7 thousand (thereof 285.0 thousand Phone RGUs) at December 31, 2007 from 267.1 thousand (thereof 121.2 thousand Phone RGUs) at December 31, 2006. The Internet and Phone RGU numbers are generated from to 340.8 thousand subscribers resulting in a RGU / subscriber ratio of 1.77. Monthly ARPU per RGU for Kabel Internet amounted to €14.51 (€16.15 in the quarter ended December 31, 2006) and €25.11 for Kabel Phone (€28.30). Blended monthly ARPU per subscriber for Internet and Phone yielded €34.43.

Premium services RGUs reached 20.6% of the Company’s overall RGU base compared to 11.4% in the previous year.

KDG’s financial results for the nine months ended December 31, 2007

Capital expenditures and liquidity

Overall capital expenditures (Capex) without acquisitions amounted to €195.4 million. Of this amount, approximately 55% were used for the network upgrade related to KDG’s Internet and Phone services. The comparable Capex in the previous year’s period amounted to €173.5 million of which 47% were spent for the network upgrade. The increase in Capex used for these activities underlines the Company’s commitment to expand its triple play business with more than 70% of the Company’s level 3 network upgraded at the end of December 2007.

December is typically the seasonal low point in the cash cycle. Cash on hand of €83.0 million coupled with revolver capacity yielded €253.0 million of liquidity on December 31, 2007.

Balance sheet

Total interest bearing indebtedness was at €2,060.6 million with net debt at €1,977.6 million on December 31, 2007 resulting in a net debt / annualized quarterly EBITDA (€461.6 million) ratio of approximately 4.3 times.

Outlook and financial calendar

The Company’s management confirms its previous Capex guidance for the current fiscal year 2007/2008 to reach up to €330 million and its EBITDA guidance of €440 – 445 million.

The audited IFRS financials for KDG’s full fiscal year 2007/2008 ending March 31, 2008 will be released at the end of July 2008.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of December 31, 2007 will be available on our website as of tomorrow. The updated Company Presentation can be downloaded as of today.

About Kabel Deutschland
Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approx. 9 million connected TV households in Germany. Kabel Deutschland is Germany’s largest cable network operator. The company develops and markets new triple play offers for digital TV, high-speed Internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2006/2007 (12 months ended March 31, 2007), Kabel Deutschland reported a total revenue of approx. EUR 1.1 billion. The company has around 2,700 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184;	insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187;	elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186;	astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring
Consolidated income statement according to IFRS for the period from
October 1, 2007 to December 31, 2007 and October 1, 2006 to December 31, 2006

			as adjusted
		October 1, 2007 to	October 1, 2006 to
		December 31, 2007	December 31, 2006	change	change
		€(‘000)	€(‘000)	€(‘000)%

1.	Revenues	301,287	273,326	27,961	10.23%

2.	Cost of services rendered	-148,637	-130,538	18,099	13.87%
	thereof depreciation / amortization	-38,977	-33,527	5,450	16.26%

3.	Other operating income	3,150	3,554	-404	-11.38%

4.	Selling expenses	-91,387	-82,409	8,978	10.89%
	thereof depreciation / amortization	-29,495	-23,836	5,659	23.74%

5.	General and administrative expenses	-41,762	-21,702	20,060	92.43%
	thereof depreciation / amortization	-6,081	-4,388	1,693	38.58%

6.	Profit from ordinary activities	22,651	42,231	-19,580	-46.36%

7.	Interest income	2,377	838	1,539	183.63%

8.	Interest expense	-45,765	-35,715	10,050	28.14%

9.	Accretion/depreciation on investments and other securities	-1,375	0	-1,375	n.a.

10.	Income from associates	179	75	104	139.24%

11.	Loss (income) before taxes	-21,932	7,429	-29,361	-395.23%

12.	Taxes on income	-4,876	-6,221	-1,345	-21.63%

13.	Net loss (income) for the period	-26,808	1,208	-28,016	2319.23%

	EBITDA as adjusted(3)	115,426	104,347	11,079	10.62%
	EBITDA margin(4)	38.3%	38.2%

Kabel Deutschland GmbH, Unterfoehring

Consolidated income statement according to IFRS for the period from

April 1, 2007 to December 31, 2007 and April 1, 2006 to December 31, 2006

			as adjusted
		April 1, 2007 to	April 1, 2006 to
		December 31, 2007	December 31, 2006	change	change
		€(‘000)	€(‘000)	€(‘000)%

1.	Revenues	885,071	813,206	71,865	8.84%

2.	Cost of services rendered	-442,684	-410,767	31,917	7.77%
	thereof depreciation / amortization	-111,749	-96,736	15,013	15.52%

3.	Other operating income	8,661	8,291	370	4.47%

4.	Selling expenses	-251,030	-226,831	24,199	10.67%
	thereof depreciation / amortization	-83,248	-70,759	12,489	17.65%

5.	General and administrative expenses	-101,103	-75,871	25,232	33.26%
	thereof depreciation / amortization	-17,461	-12,438	5,023	40.38%

6.	Profit from ordinary activities	98,915	108,028	-9,113	-8.44%

7.	Interest income	4,381	2,133	2,248	105.41%

8.	Interest expense	-127,240	-115,449	11,791	10.21%

9.	Accretion/depreciation on
	investments and other securities	-3,713	265	-3,978	n.a.

10.	Income from associates	744	791	-47	-5.94%

11.	Loss (income) before taxes	-26,912	-4,232	-22,680	-535.92%

12.	Taxes on income	-1,011	-17,483	-16,472	-94.22%

13.	Net loss (income) for the period	-27,923	-21,715	-6,208	-28.59%

	EBITDA as adjusted(3)	333,747	289,971	43,776	15.10%

	EBITDA margin(4)	37.7%	35.7%

Kabel Deutschland GmbH, Unterfoehring

Consolidated balance sheet according to IFRS as of December 31, 2007

	December 31, 2007	March 31, 2007	change
	€(‘000)	€(‘000)	€(‘000)
ASSETS

Current assets

1. Cash and cash equivalents	83,012	54,108	28,904
2. Trade receivables	102,457	101,370	1,087
3. Receivables from affiliates	14,815	1,019	13,798
4. Receivables from associates	151	108	45
5. Inventories	26,619	24,265	2,354
6. Receivables from tax authorities	5,724	6,266	-542
7. Other current assets	17,012	8,771	8,239
8. Prepaid expenses	13,933	20,6985	-6,765

Total current assets	263,723	216,60	47,118

Non-current assets

1. Intangible assets	437,134	477,343	-40,209
2. Property and equipment	1,029,366	986,608	42,759
3. Equity investments in associates	6,198	5,681	517
4. Other financial assets	25	7,510	-7,485
5. Deferred tax assets	351	366	-14
6. Other non-current assets	7,230	5,414	1,816
7. Prepaid expenses	12,399	5,959	6,440

Total non-current assets	1,492,705	1,488,881	3,824

Total assets	1,756,427	1,705,487	50,941

Kabel Deutschland GmbH, Unterfoehring

Consolidated balance sheet according to IFRS as of December 31, 2007 (cont’d)

EQUITY AND LIABILITIES		December 31, 2007	March 31, 2007	change
		€(‘000)	€(‘000)	€(‘000)
Current liabilities

1.	Current financial liabilities	62,782	36,997	25,783
2.	Trade payables	166,414	175,518	-9,104
3.	Liabilities to associates	323	324	-1
4.	Other current provisions	9,185	18,107	-8,921
5.	Liabilities due to income taxes	12,616	14,157	-1,540
6.	Deferred income	117,470	216,818	-99,350
7.	Other current liabilities	49,586	60,399	-10,813

	Total current liabilities	418,376	522,320	-103,945

Non-current liabilities

1.	Senior notes	631,570	672,782	-41,213
2.	Non-current financial liabilities	1,377,274	1,186,042	191,231
3.	Deferred tax liabilities	87,037	82,660	4,378
4.	Provisions for pension	28,053	24,171	3,881
5.	Other non-current provisions	22,849	21,246	1,603
6.	Other non-current liabilities	98,240	92,352	5,888
7.	Deferred Income	0	270	-270

	Total non-current liabilities	2,245,025	2,079,524	165,501

Equity

1.	Subscribed capital	1,025	1,025	0
2.	Capital reserve	54,898	45,415	9,483
3.	Cash flow hedge reserve	2,156	-6,293	8,449
4.	Available-for-sale reserve	0	625	-625
5.	Accumulated deficit	-965,052	-937,129	-27,923

	Total equity (deficit)	-906,973	-896,357	-10,618

Total equity and liabilities		1,756,427	1,705,487	50,941

Kabel Deutschland GmbH, Unterfoehring

Consolidated cash flow statements according to IFRS for the period from

April 1, 2007 to December 31, 2007 and April 1, 2006 to December 31, 2006

		as adjusted
	April 1, 2007 to	April 1, 2006 to
	December 31, 2007	December 31, 2006	change
	€(‘000)	€(‘000)	€(‘000)
1. Cash flows from operating activities
Net loss	-27,923	-21,715	-6,208
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income	1,011	17,483	-16,472
Interest expense	127,240	115,449	11,791
Interest income	-4,381	-2,133	-2,248
Depreciation and amortization on fixed assets	212,458	179,933	32,525
Accretion / depreciation on investments and other securities	3,712	-265	3,977
Gain/loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	436	626	-190
Income from associates	-744	-791	47
Compensation expense relating to share-based payments	21,081	-1,142	22,223

	332,890	287,445	45,445

Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories	-2,354	-16,672	14,318
Increase (-) / decrease (+) of trade receivables	-1,087	43,354	-44,441
Increase (-) / decrease (+) of other assets	-14,090	9,303	-23,393
Increase (+) / decrease (-) of trade payables	-9,399	-7,425	-1,974
Increase (+) / decrease (-) of other provisions	-8,104	5,850	-13,954
Increase (+) / decrease (-) of deferred income	-99,618	-121,761	22,143
Increase (+) / decrease (-) of provisions for pensions	2,836	2,681	155
Increase (+) / decrease (-) of other liabilities	-11,223	-30,383	19,160

Cash provided by operations	189,851	172,392	17,459

Income taxes paid (-) / received (+)	-2,385	-10,002	7,617
Net cash from operating activities	187,466	162,390	25,076

2. Cash flows from investing activites
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	257	77	180
Cash received from sale of investments	38,076	0	38,076
Cash paid for investments in intangible assets	-38,610	-38,871	261
Cash paid for investments in property and equipment	-156,786	-134,646	-22,140
Cash paid for acquisitions	-20,174	-2,266	-17,908
Cash paid for investments	-35,059	-6,222	-28,837
Interest received	3,955	2,006	1,949
Dividends received from associates	227	320	-93
Net cash used in investing activities	-208,114	-179,602	-28,512

3. Cash flows from financing activities
Cash received from non-current financial liabilities	331,000	1,205,000	-874,000
Cash repayments of non-current financial liabilities	-176,000	-1,150,000	974,000
Cash repayments of current financial liabilities	0	-75,848	75,848
Cash payments for reduction of finance lease liabilities	-5,350	-3,901	-1,449
Interest and transaction costs paid	-100,098	-132,386	32,288
Net cash from/used in financing activities	49,552	-157,135	206,687

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)	28,904	-174,347	203,251
Accretion / depreciation on investments and other securities	0	265	-265
Cash and cash equivalents at the beginning of the period	54,108	225,092	-170,984
Cash and cash equivalents at the end of the period	83,012	51,010	32,002

Additional information
Investments relating to capital lease	0	2,955	-2,955
Other non cash investments	0	0	0

Kabel Deutschland GmbH, Unterfoehring

Subscribers, Revenue Generating Units and ARPUs

		Quarter	Quarter	Quarter		y-o-y
		ended in	ended in	ended in	y-o-y	change
(in thousand)		Dec 2006	Sep 2007	Dec 2007	change	%
Cable access subscribers (incl. TKS)	#	9,465.9	9,062.2	9,000.2	-465.7	-4.92%
Subscribers without TV	#	0.0	7.2	23.3	23.3	n.a.

Total subscribers	#	9,465.9	9,069.5	9,023.5	-442.4	-4.67%

Revenue Generating Units (RGUs)(1)
Analog cable access (incl. TKS)	#	9,261.9	8,501.7	8,365.1	-896.8	-9.68%

Premium services
Digital cable access	#	268.7	654.2	747.3	478.6	178.13%
Personal Video Recorders (Digital+)	#	0.0	38.4	51.8	51.8	n.a.
Kabel Digital (pay TV)	#	660.3	731.4	763.4	103.1	15.61%
Kabel Internet	#	145.9	245.4	319.7	173.8	119.06%
Kabel Phone	#	121.2	214.2	285.0	163.9	135.23%
Subtotal Premium services	#	1,196.1	1,883.6	2,167.3	971.1	81.19%

Total RGUs	#	10,458.0	10,385.3	10,532.3	74.3	0.71%
Premium services penetration	%	11.4%	18.1%	20.6%		81.19%

Monthly ARPU(6)
Cable Access		€7.37	7.76	7.76	0.39	5.34%
Kabel Digital (pay TV)		€7.63	7.93	7.54	-0.09	-1.12%
Kabel Internet		€16.15	14.46	14.51	-1.64	-10.13%
Kabel Phone		€28.30	24.81	25.11	-3.19	-11.28%
Blended ARPU Internet and Phone per subscriber		€37.09	33.42	34.43	-2.66	-7.17%

Total blended monthly ARPU per RGU(2)		€7.71	8.23	8.32	0.61	7.92%
Total blended monthly ARPU per subscriber(5)		€8.39	9.37	9.62	1.23	14.66%

Ratio RGUs/subscribers		1.10	1.15	1.17	0.06	5.65%

Footnotes

(1)          RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)          Total blended ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(3)          EBITDA as adjusted is defined as earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to the Company’s Management Equity Participation Program (MEP) and non-cash restructuring expenses. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

(4)          EBITDA margin is defined as EBITDA as defined above for the period divided by total revenues for the period.

(5)          Total blended ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(6)          ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	27 February, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	27 February, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director